
October 5, 2023

David Sobelman
Chief Executive Officer
Generation Income Properties, Inc.
401 East Jackson Street, Suite 3300
Tampa, FL 33602

> **Re:  Generation Income Properties, Inc.**
> **Registration Statement on Form S-11**
> **Filed September 29, 2023**
> **File No. 333-274786**

Dear David Sobelman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Catherine De Lorenzo at 202-551-3772 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc:     Curt Creely, Esq.